Intraop Medical Corporation
   570 Del Rey Avenue
   Sunnyvale CA 94085


February 22, 2006

Mr. Jay Webb and Mr. Dennis Hult
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington D.C. 20549

      RE: Intraop Medical Corporation
      Comment letter dated February 16, 2006 to
      Form 10-KSB for the fiscal year ended September 30, 2005
      Filed December 29, 2005
      File No. 000-49735

We are writing in response to the Commission's comment letter of dated February 16, 2006 with regard to the Form 10-KSB for the fiscal year ended September 30, 2005 of Intraop Medical Corporation filed December 29, 2005.

This letter has been filed via EDGAR as requested by the Commission, however we are providing you with these hard copies as a courtesy.

The numbered paragraphs below restate the numbered paragraphs in the Commission's comment letter, and the discussion set out below each such paragraph is our response to Commission's comment.

Form 10-KSB for the fiscal year ended September 30, 2005
Consolidated Statements of Stockholder's Deficit - pages F-6 and F-7.

1. We see you issued 895,000 mandatorily redeemable shares in fiscal 2005. Please tell us more about the terms of this security and how your presentation thereof complies with ASR 268, FAS Statement 150 or other applicable generally accepted accounting principles. We may have further comments after reviewing your response.

Response to Comment 1:
----------------------

Two lines of the Consolidated Statements of Stockholder's Deficit on page F-7 were mislabeled.

The filing reads:
     o    Repurchase of common stock     (97,000)
     o    Mandatorily redeemable shares   895,000

The proper labels should have read:
     o    Mandatorily redeemable shares  (97,000)
     o    Stock based compensation        895,000

Note 7, Issuance of Common Stock as Payment for Consulting Services on page F-30 of our recent 10-KSB filing further describes the stock based compensation.

Issue:

Does our presentation these mandatorily redeemable shares comply with ASR 268, FAS Statement 150 or other generally acceptable accounting principles?

Background:

On March 9, 2005, the Company completed its merger with Intraop Medical, Inc. (the "Merger"). A summary of terms of the Merger can be found on page F-10, Note 1, Merger of Intraop Medical Corporation and Intraop Medical, Inc. of our recent 10-KSB filing. In April 2005, the Company received notices from stockholders who had previously voted against the Merger and representing an aggregate of 97,000 shares of common stock that they wished to redeem their shares in accordance with certain dissenter's rights provisions. We determined that by giving such notice these shareholders had perfected their rights as dissenting shareholders and were entitled to redeem their shares. We recorded the estimated redemption value of $121,250 as a credit to accrued liabilities and a corresponding offset to common stock and additional paid in capital. The liability was subsequently fully settled by the payment of cash to shareholders for the amount of the accrual.

Analysis:

According to FAS 150:

Paragraph 9:

         "A mandatorily redeemable financial instrument shall be classified as liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. [...]"

Paragraph 10:

         "A financial instrument that embodies a conditional obligation to redeem the instrument [...] upon an event not certain to occur becomes mandatorily redeemable [...] if that event occurs [...]"

The completion of the Merger and the giving of notice by the dissenting shareholders of their wish to redeem eliminated any conditionality related to the redemption obligation.

Conclusion:

The event that gave rise to the redeemable financial instrument, the Merger, did not involve the liquidation or termination of the reporting entity. (FAS 150, Paragraph 9)

The completion of the Merger and the giving of notice by the dissenting shareholders of their wish to redeem eliminated any conditionality related to the redemption obligation. (FAS 150, Paragraph 10)

The shares became redeemable upon effectiveness of the Merger between Intraop Medical Inc. and Intraop Medical Corporation, and the shares were reclassed from equity to liability upon completion of the Merger.

Notes to Financial Statements, page F-10
Notes 4 Borrowing, page F-27

2. We note that you have issued convertible debt securities to raise capital. For each issuance outstanding at September 30 and December 3 1,2005, please specifically tell us how you have applied the guidance in EITF Issue 00-1 9 and how you concluded that the host instrument qualifies as a conventional convertible debt instrument. It appears that your debt securities may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 and EITF Issue 05-2 since the terms of the agreements appear to include features wherein the conversion prices can change. Also, tell us how FAS Statement 133 impacts how you are required to account for the embedded conversion features of your debt. Please clarify how your accounting and presentation of your convertible debt complies with generally accepted accounting principles. We may have further comments after reviewing your response.

Response to Comment 2:
----------------------

On August 31, 2005 (the "August Transaction"), and subsequently on October 25, 2005, October 31, 2005 and November 4, 2005 (together the "Subsequent Transactions"), we entered into certain transactions involving the sale of convertible debentures and warrants and including certain registration rights agreements. Other than as to the dates and counterparties to such agreements, the terms of agreements relating to the August Transaction and the Subsequent Transactions are substantially identical.

The debentures are convertible to shares of our common stock at $0.40 per share at the option of the note holders and bear interest at 7% per annum, payable quarterly. The debentures have a term of three years with principal due in full at maturity. The 7% Convertible Debenture agreement related to the August Transactions was filed as Exhibit 4.2 to our Form 8-K filed of September 1, 2005 and the 7% Convertible Debenture agreement related to the Subsequent Transactions was filed as Exhibit 4.7 to our Form 8-K filed on October 31, 2005. As a further inducement, the Company granted the holders of the 7% Convertible Debentures warrants to purchase shares of its common stock. All warrants are exercisable at $0.40 per share. These warrant agreements were filed as Exhibits
4.3 and 4.4 to our Form 8-K filing of September 1, 2005 and Exhibits 4.8 and 4.9 to our Form 8-K filed on October 31, 2005. The counterparties were also granted certain rights under Registration Rights Agreements to the August Transactions filed as Exhibit 4.6 to our Form 8-K filed of September 1, 2005 and Exhibit 4.10 to the Subsequent Transactions filed on our Form 8-K filed of October 31, 2005.

Issue:
Are the convertible debentures "conventional convertible debt"?

Analysis:

This issue presupposes that instruments classified as "conventional convertible debt" are exempt from treatment as derivatives under FAS 133. This analysis therefore focuses on the classification of the 7% Convertible Debentures.

The SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue Paragraph II B 2 refers to paragraph 4 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, which provides that:

          "[...] the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash ..."

Paragraph II B 2 of the SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue also refers to EITF 05-02 for further guidance as to the definition of "conventional convertible debt". Paragraph 13 of EITF 05-02 states:

         "View A: Only instruments that contain an option to convert into a fixed(3) number of shares and the ability to exercise that option is based solely on the passage of time should be considered
         `conventional'".

Footnote 3 to that same paragraph states:

         "The FASB staff believes that an instrument with `standard' anti-dilution provisions would be consistent with the notion of converting into a fixed number of shares. In assessing whether an anti-dilution provision is "standard," [...] an entity should consider the definition of an equity restructuring in the Glossary of FAS 123(R). This guidance defines an equity restructuring as "a nonreciprocal transaction [...] that causes the per-share fair value of the shares [...] to change, such as stock dividend, stock split, spin off, rights offering, or recapitalization through a large, nonrecurring cash dividend"

Section 4 of the 7% Convertible Debentures states that the conversion price for conversion to common stock "...shall be equal to $0.40 (subject to adjustment herein)..."

Section 5 of the 7% Convertible Debentures limits the events that could precipitate any adjustments and are summarized below. These provisions match up closely to the "standard" anti-dilution provisions above. The reset provisions of the debentures are:

     o 5a) the payment of a dividend in the form of common stock or other equivalent equity security, or the occurrence of a stock split, reverse stock split, or reclassification of common stock.
     o 5b) the re-pricing, sale, or right to re-price or buy our common stock or equivalent instrument at a price less than the conversion price.
     o 5c) the making of distribution of cash, evidence of indebtedness, cash other or other assets, or rights to any equity securities to the holders of its common stock.
     o 5d) the occurrence of a transaction for the merger, sale, tender offer, or recapitalization of the company.

Conclusion:

The possible triggers for a change in conversion price of the 7% Convertible Debentures are "standard" anti-dilution provisions as defined by EITF 05-02 and FAS 123(R). As a result, the debentures are conventional convertible debt as they are convertible into a fixed number of shares as defined by EITF 00-19.

Issue:

What is the impact of FAS 133 on the embedded conversion features of the convertible debt?

Analysis:

Paragraph II B 2 of the SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue refers to paragraph 11(a) of SFAS 133 to evaluate the embedded conversion feature as a standalone derivative instrument. Paragraph 11(a) of SFAS 133 provides an exemption from FAS 133 reporting for "contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholder's equity on its statement of financial position".

As the 7% Convertible Debentures provide for conversion into our common stock, they clearly meet the requirements of 11(a)(1) of the exemption.

In considering 11(a)(2), whether the embedded conversion feature, if considered as a standalone instrument, would qualify for equity treatment, it must meet the definition set forth in paragraph 1 of EITF 00-19 of:

     o    Contracts that require physical settlement or net-share settlement
     o Contracts that give the company a choice of net-cash settlement or settlement on its own shares.

The embedded conversion feature of the 7% Convertible Debentures can only be settled by a net-share settlement as defined by EITF 00-19 "the party with a loss delivers to the party with a gain shares with a current fair value equal to the gain."

Furthermore, as explained previously the 7% Convertible Debentures qualify as conventional convertible debt instrument and so the requirements of paragraph 12-32 of EIT 00-19 do not apply.

Issue:

Do the provisions of the Registration Rights Agreements affect the application of EITF 00-19 to the embedded conversion features of the 7% Convertible Debentures?

Registration Rights Agreement:

The substantive provisions of each of the Registration Rights Agreements requires us to: Section 2(a):

     o "prepare and file with the Commission a `Shelf' Registration Statement covering not less than 130% of the Registrable Securities ..." where Registrable Securities refer to the shares of common stock into which the debentures may be converted and the common stock that would issued should the holders of the warrants exercise those warrants.
     o "use [our] best efforts to cause such Registration Statement to declared effective .."
     o "use [our] best efforts to keep such Registration Statement continuously effective ... until all Registrable Securities ... have been sold or may be sold without volume restrictions pursuant to Rule 144(k)."

Section 2(b): pay certain liquidated damages as discussed further below.
Section 3:

     o provide copies to the counterparties to the agreement of any proposed registration statement prior to filing
     o do such acts as are necessary to keep the registration statement effective
     o provide notices to the counterparties regarding the effectiveness or lapse of effectiveness or of any registration statement or any similar event which may result in the need to amend or otherwise suspend the continued availability of the registration statement

Section 4: pay certain fees and expenses necessary to file and maintain the effectiveness of the required registration statements.

Section 5: provide certain indemnities to the counterparties.

Section 2(b) provides for liquidated damages to be paid to the counterparties if:

     o    The registration statement is not filed within certain timeframes
     o    The registration statement is not effective within certain timeframes
     o A request for acceleration of effectiveness is not filed within certain timeframes
     o A response to comments from the Commision is not made within certain timeframes
     o    The registration does not remain effective within certain timeframes

In each case listed above, an "Event" per terms of the agreement, Section 2(b) provides as its sole remedy:

         "on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, as partial liquidated damages and not as a penalty, equal to 2.0% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any Registrable Securities then held by such Holder. If the Company fails to pay any partial liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 18% per annum [...] to the Holder [...]"

Analysis:

Paragraph II B 2 of the SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue refers to one of the common causes of improper accounting to be: "registration rights where significant liquidated damages could be required to be paid..."

EITF 05-4 specifically addresses the effect of liquidated damages in registration rights agreements similar to our own. Paragraph 1 describes registration rights agreements which include provisions for "best efforts ... registration for ... the stock purchase warrant, convertible financial instrument... and to have the registration declared effective by the end of a specified grace period."

Paragraph 1 and 2 further describe a liquidated damages penalty "expressed as a percentage of the amount paid for the securities issued" and with such penalties being substantial similar to our own, including "no stated cap or maximum penalty specified in the agreement", and grace periods for effectiveness "generally 90 to 180 days from date the financial instrument is originally issued."

Under paragraph 23, View C of EITF 05-4 the Registration Rights Agreements and embedded conversion feature of the 7% Convertible Debentures meet the definition of "separate free standing agreements and should be accounted for separately" per treatment described in paragraph 2 of EITF 00-19.

Per paragraph 24's View C:

         "Although entered into contemporaneously, the agreements are nevertheless separate legal agreements. Additionally, the payment of the liquidated damages penalty under the registration rights agreement does not alter the investor's right under the financial instrument. Therefore, if the Company fails to get the registration statement declared effective by the designated deadline, the investor will receive the liquidated damages penalty and still have the right to exercise the full notional amount of the financial instrument [the conversion feature of the debentures in our case] at any time within its term. The payoff of the financial instrument (based on the stock price) is not dependent on the payoff of the registration rights penalty (based on how long the shares are unregistered) -- the two are independent of one another. Further, the agreements do not meet all the combining criteria found in DIG H-1; specifically, the agreements do not relate to the same risk."

The paragraph continues:

         "...the two agreements relate to different risks, the conversion features agreement [the conversion feature of the 7% Convertible Debentures in our case] relates to the share price and the liquidated damages penalty relates to the filing of the registration statement and having it declared effective. Because all four indicators must be present to combine the contracts ...the contracts should be accounted for separately."

Accordingly in our case, the embedded conversion features are subject to EITF 00-19 and accounted for as permanent equity and the registration agreement (being a derivative as it allows cash settlement without control from the Company) accounted for as a liability.

Although EITF 05-04 also offers three other views on whether the contracts should be combined, to date no final decision has been reached as highlighted by Paragraph II B 1 of the SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue. The current status provided by the FASB is as follows:

         At the June 15-16, 2005 EITF meeting, the Task Force asked the FASB staff to obtain additional information about how entities currently account for registration rights agreements in practice and to analyze the comparison between registration rights penalties and other penalties that do not meet the definition of a derivative. At the September 15, 2005 EITF meeting, the FASB staff reported that the Task Force should postpone further deliberations on this Issue until after the Board addresses whether a separate registration rights agreement, which is discussed in this Issue, is a derivative. The FASB staff will request that the Board consider a separate DIG issue that addresses whether a registration rights agreement is a derivative in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Following the resolution of that DIG issue, the FASB staff will request that the Task Force reconvene EITF deliberations on this Issue. This issue is not scheduled for discussion at the upcoming March 16, 2006 meeting.

Conclusion

The embedded conversion feature qualifies for equity treatment under the exemption granted in Paragraph 11(a) of SFAS 133.

Notes 4 Borrowing, page F-27
----------------------------

3. In this regard, we note in connection with the issuance of convertible debt and warrants you entered into registration rights agreements. We also note the existence of liquidated damage provisions in such agreements. Please tell us the significant terms of these agreements, including the events that could trigger any damages and the amount (including damage maximums, if any) and payment terms of potential or actual damages owed. Please reference the agreement terms discussed in your response to the underlying agreement in your filed exhibits. Also, tell us your consideration as to whether these provisions would result in liability classification of the conversion feature and warrants under EITF 00-19. Finally, tell us how FAS Statement 133 impacts how you are required to account for the warrants. Refer to guidance at Section 11. B of the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1,2005 when preparing your response. We may have further comments after reviewing your response.

Response to Comment 3:
----------------------

Issue:

Are the warrants to be classified as permanent equity or liabilities?

Analysis:

The SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue paragraph II B 1 refers us to EITF 00-19. Under EITF 00-19 freestanding derivative financial instruments such as warrants must be classified as liabilities under the following conditions:

     o    Contracts that require net-cash settlement

     o Contracts that give the counterparty a choice of net-cash settlement or settlement in shares

The warrants agreements are written as stand-alone legal documents and contain no provision precluding their separate exercise. As such, they qualify as a "freestanding contract" per EITF 00-19 paragraph 2's definition which requires that they be "legally detachable and separately exercisable" and therefore fall within the scope of EITF 00-19, paragraph 3.

EITF 00-19 defines a net-cash settlement as: "the party with a loss delivers to the party with a gain a cash payment equal to the gain, and no shares are exchanged", while SFAS 150 defines a settlement under its fair value definition as "the amount at which an asset (liability) could be bought (incurred) or sold (settled)."

The subject warrant agreements contain no provisions for net-cash settlement.

Under EITF 05-04 view C paragraph 24, the partial liquidated damage clauses of the Registration Rights Agreements do not qualify as a net-cash settlement.

EITF 05-04 View C paragraph 24 states:

         "If the Company fails to get the registration statement declared effective by the designated deadline, the investor will receive the liquidated damages penalty and still have the right to exercise the full notional amount of the financial instrument [the warrants] any time within its term. The payoff of the financial instrument (based on the stock price) is not dependent on the payoff of the registration rights penalty" (based on the length of time it takes to register the shares or the length of time that the registration statement is not effective). As a result, the warrants are not considered "settled"
         (sold) simply because a penalty is paid under the registration rights agreement.

As noted in the SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue paragraph II B 1, EITF 00-19 paragraph 12-32 list further requirements for a financial instrument to be classified as Equity:

I - The contract permits the company to settle in unregistered shares:

There is no provision in the warrants agreement requiring settlement of the warrants in registered shares.

II -The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Authorized shares are 100,000,000. After taking into account the August Transactions and the Subsequent Transactions, issued and reserved shares per our 10-QSB for the period ended December 31, 2005 filed February 19, 2006, are:

                                                           December 31,
                                                              2005
                                                       ------------------

      Shares Outstanding                                      24,494,801
      2005 Equity Incentive Plan                               3,597,000
      Common stock warrants as filed                          23,023,174
      Warrants registration requirement overage                6,000,000
      Convertible debentures                                  22,750,000
                                                       ------------------
                                 Total                        79,864,975
                                                       ==================


III - The contract contains an explicit limit on number of shares to be delivered in a share settlement.

The introductory paragraph of the warrants agreement clearly states a fixed number of common stock shares.

IV - There are no required cash payment to the counterparty in the event the company fails to make timely filings with the SEC.

V - There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

VI - The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

The warrant agreements make no reference to a settlement for cash for any of the circumstances listed above.

VII - There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Section 5(b) of the warrant agreements provide that "This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to exercise thereof." Once exercised, no provision of the warrants provide for any rights over an above those of any other shareholder.

VIII - There is no requirement in the contract to post collateral at any point or for any reason. (other than the Company's shares underlying the contract).

The warrants agreements do not provide for the provision of any collateral.

Issue:

Do the provisions of the Registration Rights Agreements affect the application of EITF 00-19 to the warrants?

Analysis:

The SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue paragraph II B 1 points to paragraph 11a of SFAS 133 which lists as an exception to derivative treatment instruments: "(b) classified in stockholder's equity on its statement of financial position".

To qualify for this exemption, EITF 05-04 posits the tests set forth in ETIF 00-19.
As discussed above, based on that test and without considering the Registration Right Agreements, the warrants qualify for treatment as permanent equity.

EITF 05-4 raises the question:
Should the registration agreement with liquidation damages (section 2 b of the registration agreement as detailed above) be combined with the financial instrument (warrants in this case) to determine the equity versus liability classification?

In our analysis, we again followed the guidance of paragraphs 23 through 26 of EITF 05-4 as previously reviewed in our response to the Commission's Comment 2 above.

Recasting paragraph 24's View C with relation to the warrants:

         "Although entered into contemporaneously, the agreements are nevertheless separate legal agreements. Additionally, the payment of the liquidated damages penalty under the registration rights agreement does not alter the investor's right under the financial instrument. Therefore, if the Company fails to get the registration statement declared effective by the designated deadline, the investor will receive the liquidated damages penalty and still have the right to exercise the full notional amount of the financial instrument [the warrants in our case] at any time within its term. The payoff of the financial instrument (based on the stock price) is not dependent on the payoff of the registration rights penalty (based on how long the shares are unregistered) -- the two are independent of one another. Further, the agreements do not meet all the combining criteria found in DIG H-1; specifically, the agreements do not relate to the same risk."

The paragraph continues:

         "...the two agreements relate to different risks, the conversion features agreement [the warrants in our case] relates to the share price and the liquidated damages penalty relates to the filing of the registration statement and having it declared effective. Because all four indicators must be present to combine the contracts ...the contracts should be accounted for separately."

Accordingly, the warrants are subject to EITF 00-19 as permanent equity and the registration agreement (being a derivative as it allows cash settlement without control from the Company) must be treated as a liability.

Issue:

How should the Registration Rights Agreements provisions be accounted for?

Analysis:

Under FAS 107, the fair value of the provisions would equal the discounted value of the expected future cash flows. As of September 30, 2005, although we knew that we would not be able to file our registration statement by October 3, 2005 as required in Registration Rights Agreement to the August Transactions, we were in active discussions with the counterparties and believed that there was a greater than 75% probability that the penalties would be fully waived.

Conclusion:

The warrants satisfy all requirements listed by EITF 00-19 to be permanent
Equity.

The registration agreement with a Liquidated damages clause as to be considered separately from the Warrants based on EIF 05-04 view C.

As a result, the warrants are to be classified as Permanent Equity and the registration agreement valued at fair value as a liability.


Further Acknowledgment:

As requested, we acknowledge that:

     o We are responsible for the adequacy and accuracy of the disclosure in our filings;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
     o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, as previously discussed, we have received from the Commission a letter dated February 17, 2006, and signed by Peggy A. Fisher, Assistant Director, regarding our registration of shares on Form SB-2. Our financials as provided on the Form 10-KSB are an integral part of that filing. Other than the resolution of the Commission's comments on our 10-KSB filing, the Commission had no further comment on our SB-2 filing. As such, the resolution of these 10-KSB comments effectively gates the effectiveness of our SB-2. We therefore request that your response to this letter regarding our 10-KSB be accorded whatever expedited treatment would be afforded to a review of an SB-2 filing.

Please feel free to contact me at 408-636-1020 x 106 or Regis Bescond, our Corporate Controller, at 408-636-1020 x 105 with any questions or comments.

Yours,


/s/ Howard Solovei
------------------
Howard Solovei
Chief Financial Officer

Cc:   Sam S. Berde
      David Pike
      Regis Bescond